Zhibao Technology Inc.

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, 201204

People’s Republic of China

VIA EDGAR

September 8, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	William Schroeder
Amit Pande
Madeleine Joy Mateo
John Dana Brown

Re: Zhibao Technology Inc.

Amendment No. 3 to Draft Registration Statement on Form F-1

Submitted August 11, 2023

CIK No. 0001966750

Dear Mr. Schroeder,

Zhibao Technology Inc. (the “Company,” “Zhibao,” “we,” “our” or “us”) hereby transmits the Company’s responses to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 1, 2023, regarding the Amendment No. 3 to Draft Registration Statement on Form F-1 (the “Form F-1”) submitted to the Commission on August 11, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar a Registration Statement (the “Registration Statement”) with this response letter.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted August 11, 2023

Shareholder Agreement between Zhibao China and Certain Investors, page 112

1.	We note that under the Shareholder Agreements, investors’ shares are subject to antidilution provisions. Please describe the events that would trigger the anti-dilution adjustments and quantify the number and value of the securities the investors will receive pursuant to the anti-dilution provisions.

Response: In response to the Staff’s comment, we have revised our disclosures under “Material Contracts” section on pages 112 and 113 of the Registration Statement.

Compensation of Directors and Executive Officers, page 142

2.	We note your response to our prior comment 2 and reissue in part. Please update the compensation information of directors in the second paragraph of this section to cover the most recently completed fiscal year. Refer to Item 6.B of Form 20-F.

Response: In response to the Staff’s comment, we have revised our disclosures under “Management - Compensation of Directors and Executive Officers” section on page 142 of the Registration Statement.

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Botao Ma
Botao Ma, Chief Executive Officer
Zhibao Technology Inc.

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP